80 8/31/04

AM 8/31/2004

04013394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 2 3 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 35475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/28/03 (MM/DD/YY) AND ENDING 06/25/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWS Financial Services, ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Gioia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWS Financial Services, Inc., as of June 25th, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNY A VANCE
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-07-2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

SWS Financial Services, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the year ended June 25, 2004 With Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors

To the Board of Directors and Stockholder of
SWS Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of SWS Financial Services, Inc. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) at June 25, 2004, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 3, 2004

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 25, 2004

Assets		
Cash	$	6,000
Receivable from affiliate		3,380,001
Clearing deposit with affiliate		300,000
Fixed assets, net of accumulated depreciation of $289,487		73,088
Securities owned, at market value		670,264
Other assets		46,221
Total assets	$	4,475,574
Liabilities and Stockholder's Equity		
Other liabilities	$	12,135
Total liabilities		12,135
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		250,000
Retained earnings		4,212,439
Total stockholder's equity		4,463,439
Total liabilities and stockholder's equity	$	4,475,574

The accompanying notes are an integral part of these financial statements.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 25, 2004

Revenues:	
Commissions	$ 25,469,735
Investment banking, advisory and administrative fees	1,289,176
Interest	131,771
Net losses from principal transactions	(13,940)
Other	894,749
	27,771,491
Expenses:	
Commissions and other employee compensation	23,131,938
Occupancy, equipment and computer service costs	857,877
Communications	240,932
Floor brokerage and clearing organization costs	931,863
Promotional	271,247
Other	904,925
	26,338,782
Income before income tax expense	1,432,709
Income tax expense	511,523
Net income	$ 921,186

The accompanying notes are an integral part of these financial statements.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement Of Stockholder's Equity
Year Ended June 25, 2004

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at June 27, 2003	10,000	$ 1,000	$ 250,000	$ 3,291,253	$ 3,542,253
Net income	-	-	-	921,186	921,186
Balance at June 25, 2004	10,000	$ 1,000	$ 250,000	$ 4,212,439	$ 4,463,439

The accompanying notes are an integral part of these financial statements.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 25, 2004

Cash flows from operating activities:		
Net income	$	921,186
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		50,316
Deferred tax benefit		(4,596)
Changes in operating assets and liabilities:		
Receivable from affiliate		(317,504)
Securities owned		(586,441)
Other assets		(20,339)
Other liabilities		6,798
Net cash provided by operating activities		49,420
Cash flow from investing activities:		
Purchase of fixed assets		(49,420)
Net cash used in investing activities		(49,420)
Net change in cash		-
Cash at beginning of year		6,000
Cash at end of year	$	6,000
Supplemental cash flow disclosures		
Cash paid for taxes	$	558,514

The accompanying notes are an integral part of these financial statements.

1. Organization

General

SWS Financial Services, Inc. ("Company") is a wholly owned subsidiary of SWS Group, Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2004 ended on June 25, 2004.

The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule. SWS also provides accounting, administrative services, management services and office facilities to the Company. Based on an agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company. Additionally, SWS collects revenues and pays expenses on behalf of the Company. The net effects of these transactions are recorded in receivable from affiliate on the statement of financial condition. The amount of clearing fees paid to SWS for the Company's trades for the fiscal year ended June 25, 2004 was $931,863.

The Company received commission income from an affiliate of $5,141,062 for the fiscal year ended June 25, 2004.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed as of or during the fiscal year ended June 25, 2004.

2. Summary of Significant Accounting Policies

Cash Flow Reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts.

Securities Transactions

Marketable securities are valued at market value based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management.

Securities Owned

At June 25, 2004, securities owned consisted of NASDAQ stock of $56,185 and money market investments of $614,079.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Federal Income Taxes
The Company files a consolidated Federal income tax return with its Parent. For purposes of these financial statements current income taxes are computed as if the Company filed a separate entity income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fixed Assets
Fixed assets are comprised of furniture and fixtures which are stated at cost and depreciated using the straight-line method over the estimated useful life of five or seven years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. At June 25, 2004 the Company had net capital of $941,734 which was $691,734 in excess of its minimum net capital requirement of $250,000 at that date. At June 25, 2004, the Company had aggregate indebtedness of $12,135.

4. Income Taxes

The Company files a consolidated Federal income tax return with the Parent. For purposes of these financial statements, income taxes are computed as if the Company filed a separate entity income tax return. The amount of income tax receivable included in other assets at June 25, 2004 is $1,610.

Income tax expense for the fiscal year ended June 25, 2004, (effective rate of 35.7%) differs from the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	501,448
Nondeductible expenses		10,075
	$	511,523

Income taxes as set forth in the statement of operations consist of the following components:

Current	$	516,119
Deferred		(4,596)
Total income taxes	$	511,523

The tax effect of temporary differences for depreciation at rates different for tax than financial reporting gave rise to a significant portion of the deferred tax asset. The deferred tax asset, which is included in other assets, was $13,994 at June 25, 2004.

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax asset.

5. Financial Instruments with Off-Balance-Sheet Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations.

6. Commitments and Contingencies

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of Federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
June 25, 2004

Total stockholder's equity from the statement of financial condition		$ 4,463,439
Deductions and/or charges - nonallowable assets		
Securities not readily marketable	$ (1,983)	
Receivable from affiliate	(3,380,001)	
Furniture and fixtures, net	(73,088)	-
Other assets	(46,221)	(3,501,293)
Net capital before haircuts		962,146
Haircuts on securities positions		(20,412)
Net capital		941,734
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)		250,000
Excess net capital		$ 691,734
Aggregate indebtedness		$ 12,135
Ratio of aggregate indebtedness to net capital		1%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 25, 2004 filed by the Company with the National Association of Securities Dealers, Inc. on July 22, 2004.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-1 of the Securities Exchange Act of 1934
June 25, 2004

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
SWS Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SWS Financial Services, Inc. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) for the fiscal year ended June 25, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 25, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Associated of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 3, 2004